Exhibit 99.1

For Immediate Release

Valtech’s Cardioband® Receives CE Mark Approval

for Mitral Valve Repair

- Regulatory approval clears the path for Valtech to market its implantable mitral reconstruction device in European markets -

Or Yehuda, Israel – Sept. 14, 2015 – Valtech Cardio, Ltd., (Valtech), an innovator in the development of devices for mitral and tricuspid valve repair and replacement, announced today it has received Conformité Européenne (CE) Marking for its Cardioband® Mitral Reconstruction System (Cardioband), a proprietary, implantable mitral reconstruction device with a transfemoral, transseptal delivery system for mitral valve repair. The designation, received from Dekra, Valtech’s notified body in the European Union, was based on the results of a multicenter feasibility trial that demonstrated the safety and effectiveness of Cardioband in mitral valve repair and will allow Valtech to market and sell the device in the European Union. Results of the study demonstrated that Cardioband is a highly effective first-line treatment option for reducing mitral regurgitation (MR) and improving quality of life scores.

Valtech will officially unveil the Cardioband at the upcoming PCR London Valves meeting, being held Sept. 20 to 22, 2015, in Berlin.

MR is a vastly underserved condition in which the mitral valve leaflets fail to close properly, allowing backflow of blood from the left ventricle into the left atrium during systole. Left untreated, severe MR can eventually lead to a meaningful deterioration in cardiac function and, eventually, death. Approximately 4.2 million patients in the U.S. alone are affected by mitral valve disease, which represents a several-billion-dollar global market opportunity.

The CardioBand Mitral Reconstruction System enables surgical-like repair of the mitral valve annulus via a transfemoral, transseptal delivery system, allowing for real-time adjustment on a beating heart. The transcatheter, supra-annular approach does not interfere with the mitral valve leaflets or chordae, and does not preclude subsequent treatment options if they become necessary.

“We are pleased to be able to introduce Cardioband to the European markets,” said Amir Gross, founder and CEO of Valtech. “Receipt of the CE Mark is the culmination of concerted and concentrated efforts by many individuals, and it is the result of productive collaboration with the medical community. We are confident that Cardioband will prove to be a meaningful addition to physician’s available treatment options in addressing MR, providing a first-line mitral valve repair option that preserves the ability to perform future percutaneous or surgical valve repair and replacement.”

In a multicenter feasibility trial including more than 50 patients, Cardioband was shown to significantly reduce annular size, with significant improvement in MR. After six months of follow-up, 82% of patients (n = 22) were categorized in NYHA Class I-II, with significant improvement of quality of life (Minnesota Living With Heart Failure Questionnaire) score of 38 to 18 [p<0.05]; and had six-minute walk test score of 250 to 322 [p<0.05]). At 12 months’ follow-up, 94% of patients (n = 17) had sustained MR ≤ 2+.

“The future of functional mitral regurgitation (FMR) treatment lies in the repair-and-replace paradigm,” commented Francesco Maisano, M.D., first user of the Cardioband procedure and chairman and professor of cardiovascular surgery at The University Hospital of Zurich. “MR repair with Cardioband can be the first-line therapy for severe MR patients. Additionally, early-stage repair can support ventricular reverse remodeling while keeping the options open for the patient, supporting the technology’s use at earlier stages.”

Cardioband Mitral Reconstruction System

The Cardioband System combines a reconstruction implant, similar to the surgical annuloplasty devices, with a transfemoral, transseptal delivery system. Connection of the implant to the mitral annulus is sutureless, using specially designed anchors. Reshaping of the mitral annulus to eliminate mitral regurgitation (MR) is done under physiological conditions and echocardiographic guidance for optimal results. Cardioband received CE Mark approval after clinical trial results demonstrated the device is a safe and efficacious intervention option for patients with functional mitral regurgitation (FMR).

About Valtech Cardio, Ltd.

Valtech Cardio, Ltd., founded in 2005, is a privately held company specializing in the development of devices for mitral and tricuspid valve repair and replacement. Valtech has full in-house development, manufacturing, and clinical research capabilities, and over 150 patents and patent applications. The company, comprised of multidisciplinary development teams, works in close collaboration with world-renowned heart specialists to provide the best possible therapy for mitral patients. Funded in part from investments made by HeartWare International, Inc. (Nasdaq: HTWR) and other private investors, Valtech is headquartered in Or Yehuda, Israel. For more information, visit the company’s website: www.valtechcardio.com.

For Additional Valtech Information:	Media Contact for Valtech:
Amir Gross	Jessica Griffith
CEO and Founder, Valtech Cardio	Pascale Communications, LLC
Phone: +972.3.533.5959	Phone: +1.610.618.0013
Email: amir@valtechcardio.com	Email: Jessica@pascalecommunications.com

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